Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



Lufax Holding Ltd
陆金所控股有限公司

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 6623)
(NYSE Stock Ticker: LU)

(1) QUARTERLY UPDATE OF RESUMPTION PROGRESS:
(a) Key Findings of Supplemental Investigation; and
(b) Updates of Internal Control Review;
(2) FOURTH QUARTER 2025 OPERATIONAL HIGHLIGHTS;
AND
(3) CONTINUED SUSPENSION OF TRADING

This announcement is made by Lufax Holding Ltd (the "**Company**", together with its subsidiaries and other consolidated entities, the "**Group**"), pursuant to Rules 13.09, 13.24 and 13.24A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**") and the Inside Information Provisions (as defined in the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

I. QUARTERLY UPDATE SUMMARY OF RESUMPTION PROGRESS

References are made to the Company's announcements dated January 27, 2025, January 28, 2025, March 3, 2025, March 28, 2025, April 23 2025, May 9, 2025, May 13, 2025, June 25, 2025, July 17, 2025 and October 24, 2025 (collectively, the "**Announcements**"), in connection with, among other things, the matters relating to the suspension of trading, the resumption guidance, and the quarterly update of the resumption progress. Unless otherwise defined, capitalized terms used in this announcement shall bear the same meanings as those defined in the Announcements.

Pursuant to Rule 13.24A of the Listing Rules, the Board wishes to update the Shareholders and other investors regarding the latest developments of the Company and the progress in fulfilling the Resumption Guidance as of the date of this announcement as follows:

(i)   The Company has been responding to the Stock Exchange's questions and comments with respect to the Independent Investigation into the Subject Transactions. To ascertain whether there were additional transactions of a similar nature as the Subject Transactions, the Investigation Team has conducted a supplemental investigation. The Investigation Team's additional findings are disclosed in section "II. KEY FINDINGS OF SUPPLEMENTAL INVESTIGATION" in this announcement;

(ii)   The Company has been providing its successor auditors, Ernst & Young and Ernst & Young Hua Ming LLP (collectively, "**EY**"), with regular updates on the findings of the Independent Investigation and the Ongoing Regulatory Response. As of the date of this announcement, EY is in the process of auditing the financial statements of the Company for the years ended December 31, 2022, 2023 and 2024. At the request of the Company, the NYSE has granted an additional extension of time for filing the annual report on Form 20-F for the year ended December 31, 2024 (the "**2024 Form 20-F**") by April 30, 2026. The Company has been preparing the outstanding financial results and expects to file the 2024 Form 20-F as soon as possible and no later than the expiry of the additional extension of time;

(iii)   The Company has appointed Deloitte Consulting (Shanghai) Co., Ltd. (the "**Independent Internal Control Consultant**") as its Independent Internal Control Consultant to review the internal control policies and procedures of the Group, and to provide corresponding recommendations for rectification to improve the Group's internal control system (the "**Internal Control Review**"). The updates of the Internal Control Review are disclosed in section "III. UPDATE SUMMARY OF INTERNAL CONTROL REVIEW" in this announcement; and

(iv)   Since the suspension of trading of the ordinary shares on the Stock Exchange of Hong Kong and up to the date of this announcement, the Group has continued its normal business operations. Operational highlights for the fourth quarter ended December 31, 2025 of the Group, based on the Company's preliminary assessment, are set out in section "IV. FOURTH QUARTER 2025 OPERATIONAL HIGHLIGHTS" of this announcement.

II. KEY FINDINGS OF SUPPLEMENTAL INVESTIGATION

1. Background

As disclosed in the Company's prior announcements dated April 23, 2025, May 9, 2025, July 17, 2025 and October 24, 2025, and the circular dated May 29, 2025, the Company has been responding to certain inquiries by the Stock Exchange into the Subject Transactions, with the view of assessing their impact on the Company's business operations and financial position and satisfying the requirements set forth in the Stock Exchange's Resumption Guidance.

To ascertain whether there were additional transactions of a similar nature as the Subject Transactions, the Investigation Team, under the instruction of the Audit Committee, has conducted a supplemental investigation (the "**Supplemental Investigation**").

This section summarizes the Investigation Team's findings from the Supplemental Investigation and supplements the findings set forth in the Company's announcement dated April 23, 2025.

2. Summary of Key Findings of the Supplemental Investigation

The Supplemental Investigation found that, between June 2017 and January 2023, the Company extended various loans to a third party called Shenzhen DeCheng Investment and Development Co., Ltd. ("**DeCheng Investment**"), totaling RMB3.84 billion (the "**Loan Transactions**"). As of the end of 2024, the outstanding loan principal was approximately RMB1.5 billion, and the total outstanding principal plus interest was approximately RMB1.69 billion. From 2022 to January 2023, DeCheng Investment used a portion of the loan proceeds from the Company to acquire the underlying assets of certain risk assets or non-performing asset portfolios related to the investment products issued by the Company's related parties (the "**Compensatory Transactions**"). These distressed underlying assets, after their acquisition by DeCheng Investment, came under the Company's de facto control.

The Company entered into the above arrangement with DeCheng Investment because the risk assets and the non-performing asset portfolios were sold and promoted through the Company's online platform. When these financial products suffered investment losses or faced risk of delinquency, to mitigate potential reputational risks and to manage the Company's potential exposure, the Company entered into the above transactions with the view of compensating these retail investors, in whole or in part.

The Supplemental Investigation found that the accounting treatment of the aforementioned Loan Transactions that were used for Compensatory Transactions failed to reflect the economic substance of the above Loan Transactions, which is that DeCheng Investment, on behalf of the Company, assumed the underlying risk assets or non-performing asset portfolios and paid consideration to compensate retail investors.

The Supplemental Investigation also found that three entities, including two held by DeCheng Investment, were controlled by the Company, but whose financials were not consolidated by the Company in the Company's financial statements.

3. **Remediation**

The Supplemental Investigation found that the Company's former Co-CEO and former CFO, who left office in late- and early-2024, respectively, were primarily responsible for designing and implementing the Compensatory Transactions. With respect to the responsible personnel, including those who played supporting roles in the Subject Transactions and/ or the Compensatory Transactions, and who knew or should have known of their improper accounting treatment and related compliance issues, the Company is considering appropriate personnel actions and, where appropriate, will make a further announcement about them in compliance with applicable law.

In addition, as disclosed in the Company's prior announcements, the Company has engaged the Independent Internal Controls Consultant to review the Group's internal controls policies and procedures. For more details about the Internal Controls Review, please refer to the next section.

III. UPDATE SUMMARY OF INTERNAL CONTROL REVIEW

The Company has appointed the Independent Internal Control Consultant as its internal control consultant to conduct a review of the internal control policies and procedures of the Group and provide corresponding rectification recommendations to improve the internal control system of the Group. The scope of the internal control review covers entity-level internal controls (risk assessment, control activities, information and communication, monitoring), business process-level internal controls (wealth management business processes), and management process-level internal controls (financial reporting and information disclosure, management processes for related parties and related party transactions, cash and treasury management processes, investment and valuation processes), involving relevant businesses occurring during the period from 1 January 2022 to 31 December 2025. Among these, business and management functions directly related to the transactions under independent investigation were designated as key areas for review, primarily including the corporate level, wealth management business, management of related parties and related party transactions, financial reporting and information disclosure, cash and treasury management, investment and valuation, and consolidation and subsidiary management.

As of the date of this announcement, the Independent Internal Control Consultant has provided improvement recommendations regarding internal control deficiencies identified during the internal control review. The Company has been responding and implementing corresponding remedial measures based on the recommendations of the Independent Internal Control Consultant. The Independent Internal Control Consultant is concurrently conducting follow-up review to assess the implementation of the remedial measures. Announcement on the results of the Internal Control Review will be made by the Company in due course.

IV. FOURTH QUARTER 2025 OPERATIONAL HIGHLIGHTS

Set out below are the operational highlights for the fourth quarter ended December 31, 2025 of the Group, based on the Company's preliminary assessment.

- Total outstanding balance of loans was RMB183.8 billion as of December 31, 2025 compared to RMB216.9 billion as of December 31, 2024, representing a decrease of 15.2%, among which the outstanding balance of consumer finance loans was RMB59.6 billion as of December 31, 2025, compared to RMB50.1 billion as of December 31, 2024, representing an increase of 19.0%.

- Total new loans enabled were RMB51.0 billion in the fourth quarter of 2025, representing a decrease of 26.5% compared to RMB69.4 billion in the same period of 2024, among which new consumer finance loans were RMB28.7 billion in the fourth quarter of 2025, compared to RMB26.7 billion in the same period of 2024, representing an increase of 7.4%.

- Cumulative number of borrowers increased by 12.5% to approximately 29.1 million as of December 31, 2025 from approximately 25.9 million as of December 31, 2024.

- As of December 31, 2025, including the consumer finance subsidiary, the Company bore risk on 91.4% of its outstanding balance, up from 74.6% as of December 31, 2024. Credit enhancement partners bore risk on the other 8.6% of the outstanding balance.

- As of December 31, 2025, excluding the consumer finance subsidiary, the Company bore risk on 91.7% of its outstanding balance, up from 71.2% as of December 31, 2024.

- C-M3 flow rate[1] for the total loans the Company had enabled, excluding the consumer finance subsidiary, was 1.1% in the fourth quarter of 2025, as compared to 1.1% in the third quarter of 2025. Flow rates for the general unsecured loans and secured loans the Company had enabled were 1.1% and 1.0% respectively in the fourth quarter of 2025, as compared to 1.1% and 1.1% respectively in the third quarter of 2025.

- Days past due ("**DPD**") 30+ delinquency rate[2] for the total loans the Company had enabled, excluding the consumer finance subsidiary, was 5.6% as of December 31, 2025, as compared to 5.1% as of September 30, 2025. DPD 30+ delinquency rate for general unsecured loans was 5.6% as of December 31, 2025, as compared to 5.1% as of September 30, 2025. DPD 30+ delinquency rate for secured loans was 5.2% as of December 31, 2025, as compared to 5.1% as of September 30, 2025.

- DPD 90+ delinquency rate[3] for total loans enabled, excluding the consumer finance subsidiary, was 3.4% as of December 31, 2025, as compared to 2.9% as of September 30, 2025. DPD 90+ delinquency rate for general unsecured loans was 3.4% as of December 31, 2025, as compared to 2.9% as of September 30, 2025. DPD 90+ delinquency rate for secured loans was 3.3% as of December 31, 2025, as compared to 2.9% as of September 30, 2025.

- As of December 31, 2025, the non-performing loan (NPL) ratio[4] for consumer finance loans was 1.2% as compared to 1.1% as of September 30, 2025.

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[1] C-M3 flow rate estimates the percentage of current loans that will become non-performing at the end of three months, and is defined as the product of (i) the loan balance that is overdue from 1 to 29 days as a percentage of the total current loan balance of the previous month, (ii) the loan balance that is overdue from 30 to 59 days as a percent-age of the loan balance that was overdue from 1 to 29 days in the previous month, and (iii) the loan balance that is overdue from 60 to 89 days as a percentage of the loan balance that was overdue from 30 days to 59 days in the previous month. Loans from legacy products, consumer finance subsidiary, PAObank and LUAN credit subsidiaries are excluded from the flow rate calculation.

[2] DPD 30+ delinquency rate refers to the outstanding balance of loans for which any payment is 30 to 179 calendar days past due divided by the outstanding balance of loans. Loans from legacy products, consumer finance subsidiary, PAObank and LU-AN credit subsidiaries are excluded from the calculation.

[3] DPD 90+ delinquency rate refers to the outstanding balance of loans for which any payment is 90 to 179 calendar days past due divided by the outstanding balance of loans. Loans from legacy products, consumer finance subsidiary, PAObank and LU-AN credit subsidiaries are excluded from the calculation.

[4] Non-performing loan ratio for consumer finance loans is calculated by using the outstanding balance of consumer finance loans for which any payment is 91 or more calendar days past due and not written off, and certain restructured loans, divided by the out-standing balance of consumer finance loans.

V. CONTINUED SUSPENSION OF TRADING

At the request of the Company, trading in the ordinary shares of the Company on The Stock Exchange of Hong Kong Limited has been halted with effect from 9:00 a.m. on January 28, 2025, and will remain suspended.

The Shareholders and potential investors should exercise caution when dealing in the securities of the Company.

By order of the Board
Lufax Holding Ltd
Dicky Peter YIP
Chairman of the Board

Hong Kong, January 27, 2026

As of the date of this announcement, the Board comprises Mr. Yong Suk CHO and Mr. Tongzhuan XI as the executive Directors, Mr. Yonglin XIE, Ms. Xin FU and Mr. Shibang GUO as the non-executive Directors, and Mr. Dicky Peter YIP, Mr. Rusheng YANG, Mr. David Xianglin LI and Ms. Wai Ping Tina LEE as the independent non-executive Directors.